UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of July, 2009
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Satyam Infocity
Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
(91) 40 3063 6363
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
     Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.
The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statement on Form S-8 (Registration No. 333-13772 and Registration No. 333-139949).

SIGNATURE
EXHIBITS INDEX
EX-99.1 Press Release of Satyam dated July 8, 2009.
EX-99.2 CLB Order dated July 6, 2009.
EX-99.3 CLB Corrigendum dated July 7, 2009.

Other Events
On July 8, 2009, Satyam Computer Services Limited (“Satyam”) issued a press release announcing that it had received an order passed by the Hon’ble Company Law Board, Principal Bench, New Delhi (“CLB”) on July 6, 2009 (the “CLB Order”) and a corrigendum to the Order dated July 7, 2009 (“CLB Corrigendum”), authorizing the board of directors of Satyam (the “Board”) to make a preferential allotment of 198,658,498 equity shares of Rs. 2 each at a premium of Rs. 56 each (the “Additional Shares”) to Venturbay Consultants Private Limited (“Venturbay”), a subsidiary controlled by Tech Mahindra Limited (“Tech Mahindra”), without shareholder approval.
As previously disclosed by Satyam, the CLB had previously passed an order (i) on February 19, 2009, authorizing the Board of Directors of Satyam to make a preferential allotment of equity shares at par or at a premium to one or more strategic investors without shareholder approval, and (ii) on April 16, 2009, authorizing Venturbay to acquire a controlling stake in Satyam.
Accordingly, as previously disclosed by Satyam, on May 5, 2009, Satyam issued 302,764,327 equity shares to Venturbay, or thirty one percent (31%) of the share capital of Satyam (the “Initial Shares”), after giving effect to the issuance of the Initial Shares (the “Enhanced Share Capital”) at a price of Rs. 58 per share (the “Preferential Allotment”), pursuant to a share subscription agreement dated April 13, 2009, among Satyam, Venturbay and Tech Mahindra (the “Share Subscription Agreement”). As a result of the Preferential Allotment, in accordance with the requirements of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, Venturbay made a mandatory cash tender offer to acquire 19,90,79,413 equity shares of Satyam (the “Offer Size”), being 20% of the Enhanced Share Capital and convertible instruments, (the “Public Offer”) at a minimum price of Rs. 58 per share. As disclosed by Venturbay in its letter of offer sent to Satyam’s shareholders in connection with the Public Offer, in the event the Public Offer was not fully subscribed, Venturbay intended to acquire such number of additional shares from Satyam that would, together with the shares acquired under the Public Offer, equal the Offer Size.
The Public Offer closed on July 01, 2009. On July 6, 2009, Tech Mahindra announced that a total of 420,915 equity shares of Satyam (including 268,656 shares underlying American Depositary Shares (“ADSs”)) were validly tendered and not withdrawn in the Public Offer, representing less than 0.1% of the outstanding equity shares. As a result and pursuant to the terms of the Share Subscription Agreement, on July 6, 2009, Venturbay gave notice to Satyam, exercising its option to subscribe to the Additional Shares by way of a preferential allotment.
Accordingly, Satyam will issue and allot to Venturbay the Additional Shares upon (i) transfer of subscription amount aggregating to Rs. 11,52,21,92,884/- currently lying in the public offer escrow account to Satyam’s account; and (ii) fulfillment of certain closing conditions including in-principle approval from the stock exchanges. Following the allotment of the Additional Shares, the outstanding share capital of Satyam will be 1,175,455,935 equity shares (including equity shares underlying ADSs) and Venturbay will hold approximately 43% of the outstanding share capital.
In addition, the Order also permitted the Board to appoint a statutory auditor for the financial year 2009-2010 subject to such appointment being ratified by the shareholders as and when the next annual general meeting of Satyam’s shareholders is held.

A copy of the press release is attached hereto as exhibit 99.1 and is incorporated herein by reference. A copy of the CLB Order is attached hereto as exhibit 99.2 and is incorporated herein by reference. A copy of the CLB corrigendum is attached hereto as exhibit 99.3 and is incorporated herein by reference.
Exhibits:
99.1	Press Release of Satyam dated July 8, 2009.

99.2	CLB Order dated July 6, 2009.

99.3	CLB Corrigendum dated July 7, 2009.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATYAM COMPUTER SERVICES LIMITED
/s/ G. Jayaraman
Name : G. Jayaraman
Title : Company Secretary

Date: July 8, 2009

EXHIBITS INDEX
99.1	Press Release of Satyam dated July 8, 2009.

99.2	CLB Order dated July 6, 2009.

99.3	CLB Corrigendum dated July 7, 2009.